UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Seoul Central District Court of the Republic of Korea today issued an oral decision in the appeal proceedings against the Korean subsidiary of Orbotech Ltd. and six employees thereof. The written verdict is expected to be available shortly.

As part of its ruling, the Court of appeal denied all appeals - the appeal by the prosecutor and the appeal by one of the employees of the Company’s Korean subsidiary - and re-affirmed the trial Court’s decision whereby the Company’s Korean subsidiary and five of its employees were acquitted on all charges and one of its employees was found guilty of certain legal violations and received a criminal fine of approximately $10,000.

The Company and its Korean subsidiary are gratified by the Court’s decision, which re-affirms their confidence in the Korean justice system and vindicates, once again, the Company’s consistent position that it has safeguarded customers’ information from inappropriate disclosure in the circumstances at issue. The Company’s Korean subsidiary will not appeal the Court’s ruling at this time; however, the prosecutor’s office may further appeal the Court’s verdict and any notice of appeal must be filed within seven days of today’s verdict.

Orbotech appreciates the importance of intellectual property and understands its central significance as a core asset of any commercial entity or sovereign state. For this reason, it maintains and enforces strict policies designed to protect the intellectual property of its customers and other third parties.

The Company remains committed to strengthening its business in Korea and serving its longstanding and valuable customers with the professionalism, integrity and client confidentiality to which they are accustomed.

The fiscal effect of these matters on the Company in 2014 to date has not been material; however, the Company expects to continue to incur fees and expenses in connection therewith in future periods.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech (which includes the Semi IC and Systems business) and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS, the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to convert SPTS to a U.S. GAAP reporting regime, including its internal control over financial reporting; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome of the criminal matter and ongoing investigation in Korea, including any appeal from the verdict of the Seoul Central District Court, the impact of the outcome in Korea on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: December 19, 2014